THE REAL BROKERAGE RENEWS NORMAL COURSE ISSUER BID, AUTHORIZING SHARE REPURCHASES

TORONTO & NEW YORK, May 14, 2024 - (BUSINESS WIRE) - The Real Brokerage Inc. (the "Company" or "Real") (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, today announced that its Board of Directors has approved the renewal of the Company's normal course issuer bid ("NCIB"). The NCIB is set to commence on May 29, 2024, immediately following the expiration of the current NCIB on May 28, 2024.

The NCIB authorizes Real to repurchase up to 9,472,708 of its common shares ("Common Shares"), representing approximately 5% of the total issued and outstanding Common Shares of 189,454,169 as of May 1, 2024. This repurchase program will be conducted during the twelve-month period commencing May 29, 2024 and ending May 28, 2025. In addition, the aggregate number of Common Shares acquired by the Company within any 12-month period under the current NCIB and renewed NCIB will not exceed 5% of the Common Shares issued and outstanding at the beginning of such 12-month period.

Further details regarding the NCIB are below:

The Company has outstanding awards issued under an amended and restated stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan"), an omnibus incentive plan (the "Omnibus Plan") and an amended and restated omnibus incentive plan (the "A&R Plan", and together with the Option Plan, the RSU Plan and the Omnibus Plan, the "Plans") for the benefit of designated participants. Designated participants are employees, officers or consultants of the Company or a related entity of the Company as the Board of Directors may designate from time to time as eligible to participate in the Plans. Under the Plans, vested restricted share units ("RSUs") may be settled in Common Shares, a cash payment equivalent to the value of a Common Share or a combination of cash and Common Shares (the "Settlement"). The Plans provide that Common Shares may be acquired on the market to satisfy a Settlement. The NCIB is being conducted to acquire the Common Shares for Settlement purposes under the Plans.

In connection with the NCIB, Real will appoint a trustee (the "Trustee") as the trustee for the purposes of arranging for the acquisition of the Common Shares and to hold Common Shares in trust for the purposes of administering Settlements under the Plans as well as deal with other administrative matters.

The Common Shares acquired under the NCIB will be held by the Trustee until the Common Shares are transferred to the designated participants or sold in the market, with the proceeds to be transferred to designated participants under the terms of the Plans, to satisfy the Company's obligations in respect of the Settlement of vested RSUs held by such designated participants.

Although the Company intends to purchase Common Shares under the NCIB, there can be no assurances that any such purchases will be completed. Any purchases made under the NCIB will be made by Real at the prevailing market price at the time of acquisition and through the facilities of the NASDAQ Capital Market and alternative trading systems. The Company may rely on an automatic purchase plan during the NCIB. The automatic purchase plan would allow for purchases by the Company of Common Shares during certain predetermined blackout periods.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the United States and Canada, Real supports more than 18,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, the statements regarding Common Share repurchases under the NCIB.

Forward-looking information is based on assumptions that may prove to be incorrect, including, but not limited to, Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real not purchasing a portion, or all, of the Common Shares that Real may purchase under the NCIB. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Contacts

For investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221